August 31, 2005

Ms. Nilima Shah

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549-7010

Re:

Form 10-K for the Fiscal Year ended December 31, 2004

Form 10-Q for the Fiscal Quarter ended March 31, 2005

File No. 1-10219

Dear Ms. Shah:

Below are our responses to your to your comments in regards to the above referenced filings.  We have indicated an item number to correspond to the item listed in your letter dated July 18, 2005.

2. Names of customers that represent more than 10% of the consolidated revenues are as follows:

Business, Page 1	2004	2003	2002
Altama Delta Corp.	$1,191,000	$1,274,000	-
Belleville Shoe Mfg. Co.	$1,046,000	$1,564,000	$914,000
MO-KA Shoe Corp.	$1,162,000	$1,117,000	-

3.  Financial Statements and Supplementary Data, page 7

In the third quarter and fourth quarter of 2004 the decrease in gross profit and income (loss) from continuing operations was due to the drastic falloff in sales of uncured, custom-mix rubber to shoe manufacturers for use in military footwear as a result of reduced purchases by the U.S. Defense Department from such manufacturers.  There were no unusual adjustments during these periods. In the first quarter of 2003 the company had not received orders or made shipments of uncured, custom-mix rubber to shoe manufacturers for use in military footwear.  The company received orders and began making shipments during the second quarter of 2003.

In the third quarter of 2003, the Company settled the claims of the United States for past and future clean-up cost and expenses with respect to the Re-Solve, Inc. Superfund Site in North Dartmouth, Massachusetts.  The Company had accrued an estimated liability of $5,336,000 for the judgment, accrued interest for the past costs and a discounted present value for estimated future costs in connection with the site.  The company recognized income related to the settlement of $1,448,119 during the third quarter, 2003.

On March 19, 2004 the Company completed the sale of its entire interest in its bowling pin business to Brunswick Bowling and Billiards Corporation.  Pursuant to the agreement of sale, all of the income from the manufacturing joint venture from January 1, 2003 forward became the property of Brunswick.  The sale of the bowling pin division resulted in a gain from discontinued operations of $1,542,852 net of tax and income from discontinued operations of $39,739, net of tax, in 2004 compared to a loss from discontinued operations of $57,217 net of tax in 2003.  Consequently, all income from the joint venture recognized in 2003 totaling $202,816 was reversed during the fourth quarter 2003.

4.  Management Analysis of Recent Years, page 16

2004 COMPARED TO 2003

Sales in the first half of 2004 in the Rubber Division increased from $3,730,941 in 2003 to $4,468,356. In the last half of the year the situation more than reversed.  Sales decreased from $4,164,350 in 2003 to $2,714,415 in 2004.  The result was a decrease in sales for the entire year from $7,895,292 in 2003 to $7,182,771 in 2004.  The decrease was due to a drastic falloff in sales of uncured, custom-mix rubber to shoe manufacturers for use in military footwear, primarily as a result of reduced purchases by the U.S. Defense Department from such manufacturers.  Sales of foam increased by $122,254 or 11.8% of the foam sales in 2003.  Over all sales decreased $712,520 or 9% for the year 2004. While the increase in cost of material increased only $68,958 from 2003 to 2004, the batch pounds produced decreased from 7,584,821 pounds produced in 2003 to 6,973,559 pounds in 2004. Manufacturing burden increased $170,282 from 2003 to 2004. The cost of manufacturing increased 28 cents per pound.  The result of the foregoing is that there was a loss in the Rubber Division of $578,491 in 2004 as compared to $412,284 in 2003.

The commercial real estate revenues decreased from $439,162 in 2003 to $412,882 in 2004. The major reason for the decrease was the filing of bankruptcy of one of our major tenants in July, 2004.  As a result of the bankruptcy, the Company wrote off $38,198 of unamortized tenant improvements.  The commercial real estate building operating costs decreased in 2004 due to the conclusion of litigation concerning a real estate assessment against the Cincinnati Club Building.  The Company had recorded an estimated liability of approximately $130,000, based on the real estate tax assessment asserted by the school board.  Upon settlement of this issue, the Company recognized income of approximately $130,000 in 2004.  The profit from commercial real estate increased in 2004 to $83,124 from $32,170 in 2003.

The forest revenues increased in 2004 to $463,708 from $415,677 in 2003.  The increase in timber harvesting was due to the favorable weather conditions and the high concentration of good quality trees that were harvested.  The cost of sales and administrative expenses remained the same in 2004 and 2003.  As a result, the profit from the forest operation increased in 2004 to $345,141, from $300,289 in 2003.

On March 19, 2004 the Company completed the sale of its entire interest in its bowling pin business to Brunswick Bowling and Billiards Corporation.  Pursuant to the agreement of sale, all of the income from the manufacturing joint venture from January 1, 2003 forward became the property of Brunswick.  The sale of the bowling pin division resulted in a gain from discontinued operations of $1,542,852 net of tax and income from discontinued operations of $39,739, net of tax, in 2004 compared to a loss from discontinued operations of $57,217 net of tax in 2003.  Consequently, all income from the joint venture recognized in 2003 totaling $202,816 was reversed during the fourth quarter 2003.

Sales to foreign countries decreased in 2004 to $23,991 from $390,690 in 2003.  The majority of our sales to foreign countries have been bowling pins.  With the sale of the bowling pin business in March, 2004, we will no longer be selling bowling pins to foreign countries. We sold $14,470 of bowling pins in 2004 as compared to $362,953 in 2003. The balance of our sales to foreign countries is rubber products.  In 2004 we sold $9,521 as compared to $27,737 in 2003.

Bowling pin foreign sales in 2003 were $362,953 as compared to $134,496 in 2002.  The large increase in sales was due to sales to Germany of $59,360 and an increase in sales to Japan in the amount of $179,661.  The sale of rubber products in 2003 was $27,737 compared to $68,751 in 2002.  The rubber product sales to South America decreased in 2003 by $43,793 and was the main reason for the decrease in rubber product sales.

Net gains on the sales of assets were $175,306 in 2004 compared to $627,980 in 2003.  In both years the gains were mainly from the sale of marketable securities.  Such gains also include sales of options on securities delivered to brokers for the purpose of disposal.  Dividends and interest (before taxes) were $2,486,749 in 2004 compared to $2,320,038 in 2003.

5.  CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.  The accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statement.

Marketable Securities

Marketable securities are classified as available-for-sale as defined by accounting standards while those held for short-term purposes are classified as current assets and securities held for long-term uses are classified as long-term assets. All securities are valued at the closing market price as of the date of the consolidated financial statements.  Unrealized holding gains or losses, net of deferred tax, are included as a component of shareholders’ equity until realized.  The fair value of marketable securities is subject to market risks that can increase or decrease the value of current and long-term assets as well as shareholders’ equity.  In computing the realized gain or loss on the sale of marketable securities, the cost of securities sold is determined by the specific identification method.  The Company is subject to the risk that the value of these securities may decline from the recorded fair market values.  Dividends are recorded as income when earned.  A 10% decline in the value of marketable securities as of December 31, 2004 would result in an unrealized loss of $5,059,735, net of tax.

Inventory

Substantially all inventories are stated at cost determined under the last-in, first-out (LIFO) method, which is not in excess of market.  If valued at current replacement cost, inventories would have been approximately $741,000 and $846,000 greater than reported at December 31, 2004 and 2003, respectively.  Inventory that is determined to be obsolete by age or lack of activity are written off.  Obsolete inventory is later sold as distress merchandise or destroyed if it is determined that there is no market for the material.

Pension Assets

The Company maintains a noncontributory defined benefit pension plan for certain salaried and hourly employees.  The prepaid pension asset of $5,793,050 is included in other assets.  The prepaid pension asset increased $180,921 in 2004 and decreased $38,368 in 2003.  If a decline in the value of securities below the pension benefit obligation occurs, the Company would have to make contributions to the defined benefit pension plan in order for the Plan to be solvent.  The Actuarial Valuation Report is prepared by actuaries in compliance with Financial Accounting Standards.   The Company utilizes PNC Advisors Institutional Trust for investment management services and as trustee.  The Company does not expect to make any contribution to the defined benefit pension plan during the year ended December 31, 2005.

6.

Please see the attached revised statements of income.  The financial statements had previously been presented to conform to their historical presentation.

Commercial real estate rentals are less than 10% of net sales, but with the recent acquisitions, we will begin presenting this information separately.

Dividends and interest will be reclassified to other income.

Material amounts within net gains on the sale of property, equipment and securities will be detailed as to sales of property and equipment and sales of securities.

Minority interest will be presented below the income tax provision.  This has been an insignificant balance and was previously reported with income from the joint venture.

The financial statement line ‘Income before gain on disposed of assets’ will be deleted.

7.

Consolidated Statements of Cash Flows, page 24

The original amount of the note receivable was $600,000, receivable over 60 months plus interest at 6%, per annum.  The promissory note was in connection with the sale of our Walnut Ridge, Arkansas location that manufactured shoe lasts. The note was paid in installments of $11,604 each. The sale of this location was on August 17, 1999.  The balance was $0 at December 31, 2004 and $90,744 at December 31, 2003.

8.

Note 1 – Summary of Significant Accounting Policies, page 25.

The amount of the Goodwill is $30,521.  Goodwill is included in other assets on the balance sheet.  Impairment has not been recognized since the ongoing value of the assets acquired is considered to be in excess of the basis of the acquired assets.  The Company has also considered the ongoing business related to the goodwill as well as the materiality of the goodwill.

9.

Revenue Recognition

The accounting policy for revenue recognition for rubber and foam products is to record revenue when the product is shipped and invoiced to the customer. Timber product sales are recorded when we receive a check from the logger for the timber that has been sold.  The commercial real estate rental revenues are recorded the first of each month when the rents are due.   We do not have an accounting policy for allowances for return sales, because our experience for return sales is that returns have not been significant.

10.  Credit Risks Disclosure

The large concentration credit with three customers in 2004 and 2003 was due to the sales of uncured, custom-mix rubber to these shoe manufacturers for use in military footwear.  The sales were made on open account, with no collateral or other security, with terms of sale of net 30 days. These customers were given an additional 30 days to pay.  When a customer goes over the 60 day limit, all shipments are stopped.  Credit limits are also set for each customer based on credit information that we have obtained from our credit sources.

11. – 13.

Business Segments

Attached is a revised business segment note that addresses each of the comments raised.

ACKNOWLEDGEMENT:

We acknowledge that Vulcan International Corporation is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.  We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings.  We also understand that Vulcan International Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  We hope these responses adequately address the issues raised in your letter.  If you have any further questions, please let us know.

Sincerely,

/s/ Vernon E. Bachman

Vernon E. Bachman

Vice President, Secretary-Treasurer

VEB:sln